Exhibit 99.1

PartnerRe Announces Executive Leadership Changes

•	Chief Financial Officer Mario Bonaccorso set to retire from the Company on March 31, 2020 and to join the PartnerRe Ltd. Board of Directors as an observer

•	Nicolas Burnet appointed as Chief Financial Officer, effective April 1, 2020

•	Andrew Gibbs appointed as Chief Operations Officer, effective October 14, 2019

PEMBROKE, Bermuda, October 11, 2019 - PartnerRe Ltd. announced today that Mario Bonaccorso, Executive Vice President and Chief Financial Officer, will retire from the Company on March 31, 2020 to pursue a new entrepreneurial venture with financial support from EXOR. Mr. Bonaccorso will be invited to join the PartnerRe Ltd. Board of Directors as a non-voting observer as he would not be deemed an independent director per NYSE listing rules. He will be succeeded by Nicolas Burnet, who will join the Company on February 3, 2020, subject to customary regulatory and immigration approvals.
Commenting on Mr. Bonaccorso’s retirement, President and CEO Emmanuel Clarke said, “Mario has been very instrumental to the Company’s progress since he joined in April 2016. He has successfully led a number of strategic initiatives, including our efficiency efforts which have led to a significant reduction in our expense ratio, the optimization of our capital structure and the reduction in our financing costs, the improvement of our financial strength ratings and the build-up of our third-party capital platform. Mario has consistently delivered outstanding results and I am immensely grateful to him for what he has accomplished and what he leaves behind.”
Mr. Clarke continued, “While we will miss Mario’s executive contribution, we will continue to benefit from his insights and contributions with his participation on the PartnerRe Ltd. Board of Directors.”

Mr. Burnet will join PartnerRe Ltd. as Executive Vice President and Chief Financial Officer and member of the Executive Leadership Team. He joins from the Zurich Insurance Group, where over the past 15 years he has held a number of leadership positions, including Chief Risk Officer and Chief Financial Officer, Global Life, Chief Financial Officer, General Insurance, and most recently Group Head of Planning and Performance Management. Prior to joining Zurich Insurance Group, Mr. Burnet was with Neuberger Berman.

Mr. Clarke commented, “Nick brings deep experience in risk, capital, and finance functions in both the Life and Non-Life businesses that will benefit us as we continue to grow as a composite reinsurance company. I look forward to working with him.”
Concurrent with this change, the Company announced it will appoint Andrew Gibbs as Executive Vice President and Chief Operations Officer, effective October 14, 2019. The newly created position will have responsibility over the Company’s end-to-end underwriting processes, including underwriting support, reinsurance accounting, claims, payments and collections, as well as its Legal, Compliance and Internal Audit services.
Mr. Gibbs brings more than 30 years’ experience in insurance, reinsurance, regulatory compliance and financial services, having held senior positions with the Bermuda Monetary Authority, Validus Holdings Ltd., ACE Group of Companies (now Chubb Group of Companies) and Ernst & Young. He joins PartnerRe Ltd. from Maiden Reinsurance Ltd., where he has held the position of Executive Chairman since January 2019.
Commenting on Mr. Gibbs’ appointment, President and CEO Emmanuel Clarke said, “I am delighted to welcome Andy to the Company as our COO. His long career in the insurance and reinsurance industry, and his wealth of experience in reinsurance processes, accounting and regulatory matters, make him a great addition to the Company and our Executive Leadership Team.”
Mr. Burnet and Mr. Gibbs will be located in the Company’s Headquarter office in Bermuda.
______________________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At June 30, 2019 total assets were $25.9 billion, total capital was $9.2 billion and total shareholders’ equity was $7.3 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz